Exhibit 12.1

STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Year Ended December 31,
(In thousands, except ratios)	2013	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$49,663	$209,215	$174,584	$79,252	$7,769	$56,564
Add:
Amortization of capitalized interest	47	43	38	36	35	32
Fixed charges, net of capitalized interest	165	1,179	1,403	1,749	1,966	2,151

Income before income taxes and fixed charges, net	$49,875	$210,437	$176,025	$81,037	$9,770	$58,747

Fixed Charges:
Total interest expense	$107	$946	$1,141	$1,508	$1,695	$1,669
Capitalized interest	121	142	46	18	75	390
Interest factor in rents	58	233	262	241	271	482

Total fixed charges	$286	$1,321	$1,449	$1,767	$2,041	$2,541

Ratio of earnings to fixed charges	174.4x	159.3x	121.5x	45.9x	4.8x	23.1x